Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended December 31, 2018

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2018	Nine months ended December 31, 2018	Quarter ended December 31, 2017
Total income from operations (net)	151,506	441,479	136,815
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,410	83,414	24,714
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,410	83,414	24,714
Net Profit / (Loss) after tax, exceptional and extraordinary items	25,444	65,236	19,359
Total Comprehensive Income after tax	25,867	65,251	17,875
Equity Share Capital	9,050	9,050	9,047
Reserves excluding Revaluation Reserve	538,066	538,066	461,417
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	5.57	14.47	4.03
Diluted:	5.56	14.45	4.03

The audited interim consolidated financial results of the Company for the three and nine months ended December 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2019. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2018	Nine months ended December 31, 2018	Quarter ended December 31, 2017
Total income from operations (net)	150,595	438,580	136,690
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,412	83,419	24,656
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,412	83,419	24,656
Net Profit / (Loss) after tax, exceptional and extraordinary items	25,445	65,240	19,301
Total Comprehensive Income after tax	26,020	65,000	17,895
Equity Share Capital	9,050	9,050	9,047
Reserves excluding Revaluation Reserve	534,142	534,142	457,814
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	5.57	14.47	4.02
Diluted:	5.56	14.44	4.02

The audited interim consolidated financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2019. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2018	Nine months ended December 31, 2018	Quarter ended December 31, 2017
Total income from operations (net)	121,387	357,085	110,727
Net Profit / (Loss) before tax, exceptional and extraordinary items	30,990	76,877	24,484
Net Profit / (Loss) before tax but after exceptional and extraordinary items	30,990	76,877	24,484
Net Profit / (Loss) after tax, exceptional and extraordinary items	25,184	60,480	18,045
Total Comprehensive Income after tax	30,332	60,100	18,118
Equity Share Capital	9,050	9,050	9,047
Reserves excluding Revaluation Reserve	473,457	473,457	404,171
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	5.59	13.43	3.76
Diluted:	5.58	13.40	3.75

The audited interim financial results of the Company for the three and nine months ended December 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2019. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.	The Board of Directors in their meeting held on January 18, 2019 declared an interim dividend of ₹ 1 (US $ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2)

Further, the Board of Directors approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:3, i.e. 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

By Order of the Board,
For Wipro Ltd.
Place: Bengaluru	Azim H Premji
Date: January 18, 2019	Chairman & Managing Director

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054